 Filed Pursuant to Rule 424(b)(7)
 Registration No. 333-258563
PROSPECTUS SUPPLEMENT No. 3
(To Prospectus dated August 6, 2021)
LiveRamp Holdings, Inc.
44,796 Shares of Common Stock

This prospectus supplement updates and supplements the prospectus dated August 6, 2021, which is a part of the automatic shelf registration statement (Registration No. 333-258563) that LiveRamp Holdings, Inc. (“LiveRamp,” “we,” or the “Company”) filed on August 6, 2021 covering the resale from time to time by the selling stockholders named herein of shares of our common stock, par value $0.10 per share.
Our common stock is listed on the New York Stock Exchange under the symbol “RAMP.” On August 14, 2023, the last reported sale price for our common stock on the New York Stock Exchange was $30.82 per share.
Common stock offered by selling stockholders	44,796 shares of common stock, par value $0.10 per share, in one or more offerings
Our authorized capital stock consists of 200,000,000 shares of common stock with a $0.10 par value per share, and 1,000,000 shares of preferred stock with a $1.00 par value per share, all of which shares of preferred stock are undesignated. As of August 14, 2023, there were 66,209,903 shares of common stock issued and outstanding, held of record by 983 stockholders, although we believe that there may be a significantly larger number of beneficial owners of our common stock.

The date of this prospectus supplement is August 17, 2023.

SELLING STOCKHOLDERS
The selling stockholders identified in this prospectus supplement are offering for sale up to 44,796 shares of our common stock, par value $0.10 per share. The selling stockholders acquired these shares from us pursuant to our acquisition of Acuity Data. The selling stockholders may from time to time offer and sell pursuant to this prospectus and any prospectus supplement to this prospectus any or all of the shares of our common stock being registered in one or more offerings. We will not receive any proceeds from the sale of shares being sold by the selling stockholders.
Certain of the selling stockholders are currently employed by LiveRamp France, a wholly-owned subsidiary of the Company. Stanislas Lajouanie serves as RVP Sales & Marketing — Continental Europe, Thibault Asselot serves as VP Commercial Partnerships — Europe and Arnaud Bohelay serves as Director, Product Management — Analytics Insights & Management.
The following table sets forth information for the selling stockholders as of the date of this prospectus supplement. Beneficial ownership is determined in accordance with the SEC rules and includes securities that the selling stockholders have the right to acquire within 60 days after the date of this prospectus. Except as otherwise indicated, we believe that the selling stockholders have sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by them. In addition, except as otherwise indicated, all of the selling stockholders beneficially own less than 1% of our common stock outstanding.
Name of Beneficial Owner	Shares beneficially owned prior to the offering(1)	Number of shares offered	Shares beneficially owned after the offering(2)
Stanislas Lajouanie	11,167	5,495	5,672
Camille Rambaud(3)	956	478	478
SLC Capital(4)	17,918	8,959	8,959
Thibault Asselot	9,137	4,480	4,657
LWG Capital(5)	17,604	10,452	7,152
Arnaud Bohelay	15,760	13,260	2,500
Justine Bohelay(6)	1,099	597	502
Emma Bohelay(6)	1,099	597	502
Sonia Bohelay(6)	880	478	402
Total	75,620	44,796	30,824

(1)
The number of shares beneficially owned is determined in accordance with Rule 13d-3 of the Securities Exchange Act of 1934, as amended, and the information is not necessarily indicative of beneficial ownership for any other purpose.

(2)
The table assumes that the selling stockholders will sell all of their shares being offered pursuant to this prospectus. We are unable to determine the exact number of shares that will actually be sold pursuant to this prospectus.

(3)
Camille Rambaud is an immediate family member of Stanislas Lajouanie. Camille and Stanislas Lajouanie may be deemed to have beneficial ownership and voting and investment power over the shares held by each other.

(4)
SLC Capital is a French company controlled by Stanislas Lajouanie. Stanislas Lajouanie may be deemed to have beneficial ownership and voting and investment power over the shares held by the company. The address for SLC Capital is 8, rue André Gill, 75018, Paris, France.

(5)
LWG Capital is a French company controlled by Thibault Asselot. Thibault Asselot may be deemed to have beneficial ownership and voting and investment power over the shares held by the company. The address for LWG Capital is 2, rue Marc Bachet, 92700, Colombes, France.

(6)
Justine, Emma and Sonia Bohelay are immediate family members of Arnaud Bohelay. Each family member may be deemed to have beneficial ownership and voting and investment power over the shares held by each other.

RISK FACTORS
An investment in our common stock involves a high degree of risk. Prior to making a decision about investing in our common stock, you should carefully consider any specific factors discussed herein together with all of the other information appearing or incorporated by reference in this prospectus. You should also consider the risks, uncertainties and assumptions discussed under Item 1A, “Risk Factors,” in our Annual Report on Form 10-K for the fiscal year ended March 31, 2023, which is incorporated herein by reference, as such risk factors may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future. The risks and uncertainties we have described are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also affect our operations.